Filed by Forest Road Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Road Acquisition Corp.

Commission File No. 001-39735

Benzinga Live Interview with Beachbody

May 28, 2021

Corporate Participants:

Carl Daikeler, Chief Executive Officer of The Beachbody Company Group, LLC

Money Mitch

Chris Katje

https://www.youtube.com/watch?v=Dae5_d3ciOM

TRANSCRIPT

Money Mitch

Alright, Chris. Let’s go ahead and let’s get into our interview next. But before we get into our interview I think one of the best ways to always do it is to let’s play a little something, give us a little bit of background. If you guys don’t know already, I mean I do think you guys maybe should know already but hey, let’s go ahead and let’s learn a little bit more about Beachbody here. I got a video to play for you guys. Let’s go ahead and take a look here.

(BEGIN VIDEOTAPE)

(END VIDEOTAPE)

Alright. And right there you guys have it. Let’s go ahead and let’s get right into our interview. But before then I, like I’ve been mentioning guys, hit the like button if you guys are ready for the summer, ready to work on that beach body. I’m super excited to get into our interview. You guys heard me mention this stock about a week ago. I got super excited because I really feel at the end of the day the trends are gonna come back. This summer everyone is gonna be trying to look good and get out there, do some activities, and one of the best ways we can do that is definitely work on our physical attributes.

So let’s go ahead and let’s get into our interview, Chris.

Chris Katje

Mitch, we got the suit jackets on today but after watching that video I feel like we should have had workout clothes on cause man, that video --

Money Mitch

--You know it doesn’t take me long.

Chris Katje

That video’s got me pumped. And I mean, what an exciting company. So guys, I’m super excited. Joining us on SPACs attack today we have Carl Daikeler. He is the Co-founder and CEO of Beachbody. The company is going public via SPAC merger with Forest Road Acquisition. That ticker is FRX. Welcome to the show, Carl.

Carl Daikeler

Hi guys. Thank you so much for having me on. We are actually moments away from starting production. We’re shooting today a new workout called 645, six day a week, 45 minutes a day. And so just forgive the background where they’re gonna be doing a little bit of warming up. But I wanted to show you guys the heart of Beachbody, and that’s about helping people get great information at home so they get great results.

But I appreciate you having me on.

Money Mitch

Definitely. Super excited.

Chris Katje

Yeah, we appreciate that. What a great background to have during this interview, to really show off what the company is all about. So Carl, you know, up first can you give us a little background on how Beachbody was founded and what Beachbody is all about?

Carl Daikeler

Well, you know, it’s funny when we met with the guys at Forest Road who we’re doing the SPAC merger with, they said Beachbody is the best kept secret in health and fitness. Which as a marketing guy that was a little depressing, but it’s actually true. We’ve been around for 22 years with this mission of helping people achieve their goals to lead healthy, fulfilling lives with this balance of innovative breakthrough fitness programs that has synergy with a nutrition plan and supplements that help them get great results.

And we’ve literally been doing this for two decades, made the leap into digital with this thing called Beachbody On Demand just in 2017, and now here we are, poised to go public through a merger with FRX and bringing in a connected bike with Myx Fitness. So we’re excited about what the next couple months mean for us.

Chris Katje

Perfect. So, you know, the show here, SPACs attack, we’ve been doing this show for a while talking all things SPACs and de-SPACed(PH) companies. So one of the big questions I have to ask is, you know, why the decision now to go public and why a SPAC over a traditional IPO?

Carl Daikeler

It’s actually the SPAC is like it was made for us for this transaction. There’s a couple things. First off, it’s a mature company. We’re gonna do about a billion dollars, really a billion one in 2021. We’ve only had two years of negative EBITDA in our 22 years. So it’s a formidable business that is a natural to roll right into a SPAC and with the ability to do it with some momentum and do it quickly.

But, you know, a couple things come along with doing a SPAC. We’ve got the expertise of Kevin Mayer from Disney who’s gonna join our Board. He was one of the leads with FRX to look for the right company for them. He’s a content expert and our goal is to build Beachbody On Demand from its current, you know, 2.7 million subscribers to 10 times that if you will. Or 30 times that.

But, you know, the guy who built Disney+, he’s now on our board helping us. At the same time we wanted to add the genre of indoor cycling to the Beachbody ecosystem, and we’ve actually been intending to do that for over 10 years. But we found this company, Myx Fitness, with a commercial grade bike. It’s literally--they’ve sold tens of thousands of these bikes into gyms across the country that negotiated the exclusive right to distribute it direct to consumer. We’re merging Myx into the SPAC.

So we’re raising around $400 million in capital, we get Kevin Mayer and also former CFO of Disney Tom Staggs to help us steer through this incredible time of growth, plus we add connected fitness to the ecosystem. So it’s just this perfect holistic and frankly very efficient way to bring a quality company to the marketplace.

Chris Katje

Perfect. So, you know, since you talked about Myx Fitness, you know, obviously that stood out in the presentation. And one of the things, you know, a lot of people want to know and, you know, we’ve got you on the show so we’re able to ask you is, you know, is Myx Fitness a true Peloton competitor?

Carl Daikeler

Well, you know, as much as Peloton is a SoulCycle competitor or a spinning competitor. It’s just an incredibly popular genre. But, you know, Peloton has focused on the top end of the market with a expensive bike and content that really caters to sort of the alpha. That leaderboard is what drives people.

But what Myx found with their research was that, and what we’ve found at Beachbody in two decades is our subscribers want to feel welcome. They want to feel like look, I just wanna get a great workout but I don’t want to feel like I gotta be the top dog in the room. I wanna feel like I’m just welcome. That bike shouldn’t be the enemy. And that’s why Myx came out of the gate so strong last year.

I mean, I think they sold something like 14,000 bikes or 17,000 bikes. They did $30 million their first year. They’re expected to do over $100 million this year. So really what I think is, and our assessment and what we believe is that Myx and Beachbody is the Peloton for the 99%. The bike is $600 less than a Peloton bike but it’s commercial grade. And we are bringing our Beachbody approach to content that I think is gonna make the experience on the bike immersive, colorful, with great music, and people are gonna have a fantastic experience.

Chris Katje

I hope everyone listening just heard that. The Peloton bike for the 99%. I love that, Carl. You know, so in the presentation we’ve got some states on the Myx bike. And as you said, a retail price significantly lower than Peloton. So over 27,000 units sold in the first year, $30 million in sales. That investor presentation talks about $100 million in revenue for the full 2021. We did recently get quarterly earnings from Beachbody and it did say 11.3 thousand connected fitness bikes sold by Myx. Is that on pace or ahead of guidance that was originally given?

Carl Daikeler

I believe it’s right on pace. And obviously I’m not in the position to update anything in this call or I’ll get a nastygram(PH) from my CFO. But I will say we’re quite pleased with the progress of Myx. You know, as we--the SEC just declared our effective date yesterday. So we are on track for the proxy vote and to officially be--to change the symbol from FRX to BODY hopefully by the end of June. And we’re hoping in that time to have some exciting news about what our growth plans are from Beachbody On Demand Interactive and the Myx bike.

And quite frankly, you know, you guys said it. The digital disruption is here. Summer is coming. We can see that in demand. The good news is last year was not an anomaly. While a lot of people chose in-home fitness and became subscribers of Beachbody On Demand and Openfit, our second platform, in 2020, we’ve only seen that surge continue. We’ve seen very strong demand in the first quarter with our total revenue up 43% year over year. And digital revenue up 56%. And frankly Myx is growing like, I think their numbers in the first quarter were 20 times what they were the prior year. That’s just when they came out of the gate of course.

So we’re very happy with the momentum. But look, this is a 20 year old company. This is not the new thing. This is a company that knows how to work its way through war time. And that war time is the complete disruption of the fitness industry. And with our foundation of digital subscribers and the greatest content library in the fitness and nutrition space I think we’re in a really great position to continue to serve customers well and for the people who come along for us as shareholders I think they’re gonna have a good ride as well.

Money Mitch

Yeah, definitely. I’m gonna go ahead and jump in here. One of the things that I definitely like to pay attention to, Carl, is the trends. And kind of the trends that you guys kinda set in here. So of course digital subscription, growth, connected fitness. One of the things that I have been really focusing on is I feel after the pandemic--and we could talk about how the trend actually went into that--but personal training was off through the roof. I mean, I have like five friends that are personal trainers.

So one of the things that I did see though is an adjustment in how kind of it was always a one on one in person and now it’s been greatly accepted a one on one through an on demand kind of digital form. And do you think that this trend is just here to stay? Do you think that we’re gonna have kind of a both trend where people kind of go to the gym some days then get their training at home other days? How do you think this trend is gonna really continue, Carl? And how are we gonna keep moving forward?

Carl Daikeler

Well the research that we’ve done shows that 87% of the people who went from the gym to an in-home workout during the pandemic actually plan on maintaining their in-home workouts either as their primary form of fitness or as a hybrid. You know, do the gym sometimes, the home workouts out at sometimes. But, you know, let me tell you, everybody jumped in because you have all these trainers, you have all these gyms, they were shut out of the business. And they, you know, all the sudden you see everybody on Instagram, everybody putting up their videos. But there’s been no shortage of content for years on YouTube.

What you see behind me is the outcome of 22 years of experience with an approach to content that really just makes the difference. What we’re doing here and what Beachbody specializes in is delivering the message that it’s as good or as close to as good as you can get to having that trainer right next to you. And we find the absolute best. We call em(PH) super trainers because they deliver that message. And the cues and the technical stuff, it’s an art form.

And this isn’t something that just any trainer can get on a camera and have eye contact and keep people motivated for the long term. People might be captivated for a couple weeks or a couple months. But what Beachbody is really specialized in, since the P90X days, that’s our first billion dollar brand, and what we specialize in is using sets like this and great trainers and great casts where you feel like you’re a part of that ensemble. And you just can’t wait to wake up and see your friends again. And that’s the Beachbody difference.

We have over 87 different programs on the platform. Last year we had 180 million streamed views. And I’m proud to say that this first quarter broke all our records. So this trend is here to stay, and the Beachbody difference of creating content that’s compelling is only gonna get better.

Money Mitch

So it seems like the pandemic really actually could have slowed you down for a second there but definitely has seemed to be pushing you guys further on this growth approach. One of the things that I have to ask is how did the kind of the pandemic weigh into kind of the nutrition side? I mean, can you explain a little bit more about that, Carl?

Carl Daikeler

That is a really great question. Because, you know, as we saw all of these, like, you know, you saw that chart. Connected fitness and digital content, this explosion, right? But look, you can’t out train a bad diet. And this has been the Beachbody approach since we started the company is we always bring along nutrition solutions that are easy. Not diets, but an approach to managing your portions, managing your macros, you know, your proteins, carbs, and so on so that you get the results that you’re working so hard for when you’re doing the workout.

That’s fundamental to what Beachbody does, and we include is in our subscriptions. So with 2.7 million subscribers and literally tens of thousands of before and after and health transformations that we get per month, you know, we see ourselves at this connection of on demand digitally delivered fitness and on demand digitally delivered nutrition plus the support, like, you know, many people saw the results that Noom got, the evaluation that Noom got with a financial raise that they did this week.

And I look at that and I go okay, great. Good for them. I’ve got two comprehensive nutrition plans on our platform, 87 different programs, over 1,500 different workouts, meditations, truly a holistic approach where people come in as a community and get results. And it’s one stop shopping on any over the top device, on their laptop, on their phone. Beachbody has been there, done that. And I’m really proud of the fact that we’ve put it all together for people so that they really can count on the fact that they’re gonna get results.

Chris Katje

Perfect. I wanna follow up here with the nutrition. So one of the things in that presentation and the SPAC announcement was some discussion on Ladder. So Openfit acquired Ladder which is a company founded by LeBron James and Arnold Schwarzenegger. And I feel like a lot of people probably aren’t as familiar with this brand despite the two big names attached. Can you talk a little bit about Ladder and maybe how Arnold and LeBron could be involved going forward?

Carl Daikeler

Absolutely. Well first off they’re shareholders in the SPAC. So, like, they will be shareholders in the merged company which is great. And as part of this acquisition, like, when we were talking to them and their advisors they recognized this business model where we’re combining out fitness content, our nutrition content, and complementing all the effort that people put in with very potent, carefully formulated and curated supplements.

And Ladder fit the bill. So when we created the second platform, and that second platform was really created so that partnerships and big time celebrity influences had a place to be able to monetize their desire to help people with fitness and nutrition, so we created this second platform Openfit. But we wanted a separate and distinct nutrition line for Openfit. And Ladder just fit so perfectly. And what’s great with that is LeBron and his trainer, Mike Mancias, will be creating training content for that platform.

Arnold will be with incredible trainers, you can imagine, in his orbit, will create content for that Openfit platform. We’ve already got Shay Mitchell, who’s the start from I believe it’s Pretty Little Liars. And she’s got 30 million followers on Instagram. She’s got a program on Openfit called Four Weeks of Focus. And all of these, all of this content incorporates the Ladder supplements which again just helps people get results.

So it’s exciting to have those personalities as part of the company and supporting the company. But again, I wanna stress, the most important thing is what happens at home. And our job is to make it so that the experience at home in that six by six space in front of the TV or computer is as gratifying and effective a place to workout as if you went to the gym. Cause there’s nothing more convenient then rolling out of bed, you take your pre-workout drink. Doesn’t matter what you’re wearing. But you just get it done.

And we give em(PH) all the tools to get those results. And that’s what the company’s built around.

Chris Katje

Perfect. So, you know, one of the questions I had and I saw it in the chat already here too, you know, keeping with that celebrity theme for just a moment is Forest Road Acquisition, one of the partners was Shaquille O’Neal. So the question is will Shaquille O’Neal be involved going forward? Will he possible, you know, do anything branding wise with Beachbody or Myx Fitness down the road?

Carl Daikeler

I would say there’s nothing formalized with that. That’s not integrated into our deal. I do think he was instrumental in advising the FRX guys about the transaction. Look, FRX, you know, they had so many opportunities in who they were going to choose to merge with. And they had some great advisors: Shaq, again, Kevin Mayer, Tom Staggs, they also had Martin Luther King Jr. the third(PH) helping. They were looking for something that from a content perspective and a wellness perspective was on trend with the tailwinds.

And that was their role. That was Shaq’s role to say this thing is legit, this is going places. But in terms of ongoing involvement we don’t have any current plans. Doesn’t mean to say that because we’re all gonna be family that he won’t be involved, but I can’t speak to anything in the near term.

Chris Katje

Perfect. So, you know, not to be confused with the upcoming ticker BODY, we have the recently announced BODI from Beachbody, a premium service. Can you talk a little bit about what this is all about going forward and how it can help, you know, with revenue and growth for Beachbody?

Carl Daikeler

Chris, I gotta tell you, you make--you’re making the hair stand up on my forearms when you talk about Beachbody On Demand Interactive. Because this is outrageous. I was at the studio yesterday for a screen test. This is hours a day of live content, not only on the Myx bike for indoor cycling but also with cardio and hit training and strength training, bar, Pilates, yoga. We’re gonna have this streaming content but not just, you know, look, live streaming content is not all that uncommon now.

But what is brand new is the fact that our actual subscribers are going to be features in this immersive LED screen that’s behind the super trainer. So the trainer will actually, it’ll be kind of like going to, you know, a Barry’s Bootcamp or an Orangetheory experience where it’s like this boutique fitness experience. The trainer will have eyes on these subscribers and it’s really gonna facilitate a more interactive experience and cueing that’s better to, you know, our trainers are now going to see what their signals are, how they’re making it to the home, and say hey, you know, I wanna see you pick your leg up. I wanna see you, you know, bend that knee a little bit more.

And that experience is just gonna bring the whole thing to life. Beachbody On Demand Interactive will be a premium tier on top of the normal subscription of Beachbody On Demand. 70% of our Beachbody On Demand subscribers take an annual subscription at $99. Beachbody On Demand will be an additional overlay of $19.95 a month, but still all in that’s less than the price of some of our competitors like Peloton who I think is at $40 or roughly $40 a month.

But we have all these genre produced with that signature quality and trainers and hit music coming in from a partnership with Feed.fm that’s gonna just raise the experience of what that living room fitness experience can really be like. Cause people miss the gym. And we wanna replicate that in the spare bedroom, in the garage, in the basement, in the living room so it feels like you’re there and you get to know these people. And I think Beachbody On Demand Interactive, frankly we’ve had some big breakthroughs. Right?

P90X, Insanity, 21 Day Fix, Team Beachbody, Beachbody On Demand, I think BOD Interactive could be the biggest thing we have innovated in the history of our 20 years.

Chris Katje

Wow. You know, that’s awesome to hear. Keeping with the growth trend here, you know, there was mention of international expansion and possible MNA down the road. Can you just talk a little bit about, you know, longer term growth for Beachbody going forward?

Carl Daikeler

Well I’m expecting, you know, we’re already in the U.K. and France but, you know, there is a lot of demand for our content frankly P90X is known around the world as is Insanity and 21 Day Fix and Turbo Fire and many of our other programs. So we wanna take advantage of that but also we are being quite proactive about producing in Spanish, for instance. So eventually we’ll go into Spanish speaking countries. We’ve just brought on Jennifer Jacobs, a former senior instructor at Peloton who speaks French and English. She’ll be doing rides on the bike in French and English and her own program. That will release in December so that we can, again, cater to our French expansion.

But we think that there’s a really strong opportunity for us to take our business model, nutrition subscriptions, fitness subscriptions, and the supplements, and the Myx bike, bring that to western Europe, bring that to the Pacific Rim, take it south into South America. So, you know, this business model, we’re 99% U.S. and Canada based. So we’ve got a great opportunity for expansion. I don’t even think that’s priced into what our current valuation is. But it just shows that as this digital disruption expands across the world I think Beachbody’s gonna be at the lead of that because of the critical mass of content that we’ve built over the last two decades.

Chris Katje

Awesome. So, you know, turning a little bit to the SPAC here, finalizing the deal and then some financials, you know, it was announced last night--right? What perfect time to have you on the show--that FRX, the vote date is going to be June 24th. Why is this such an important milestone, you know, in getting the SPAC deal done here?

Carl Daikeler

Well obviously that vote matters. And people need to recognize that this stock is worth more than its cash now that it’s been announced that, you know, that Beachbody, the S4 describing the nature of the business model and the transaction of Beachbody and Myx Fitness is a formidable and legitimate going concern that is viable as a public company. So the proxy vote matters. We need the shareholders to recognize that value and see that when you look at the comps, when you see that the potential for growth in digital disruption that the price we’re going out at is not only appropriate but perhaps a great value stock at the same time.

So we’re excited to see the outcome. I think we’ve got great support. Certainly great support from institutions with demand that we had in the initial pipe, and once we go public we’ll be working with a war chest that is really unprecedented for the company. We’ve been operating this business profitably out of cashflow for 20 years. And now we’re gonna have the ability to really ambitiously, aggressively take this business model with over $400 million in cash and drive it hard.

And that’s the Board expectation and our shareholder expectation. And, you know, look, I’m gonna end up being the still 40% shareholder and controlling shareholder of the business. This is my biggest investment. I’m aligned with the shareholders that come along for this transaction. I’m not selling a single share. And it’s my job to make this thing grow. And when I say grow, capital G. I wanna see this business be the leading brand in fitness, nutrition, and helping people get results. And I want to be aligned with the shareholder interests as we continue to build this value.

Chris Katje

Awesome. And then I think just one more question from me then I’m gonna turn back over to Mitch and then we do have some questions from the chat if you have time for us, Carl.

I just wanna touch on financials a little bit. You know, so obviously we saw the investor presentation. The company’s goal to hit $1.1 billion this year, $1.5 billion in 2022, you know. We just got quarterly revenue up 43% and, you know, hitting on some all-time highs across several sectors. You know, without getting into too much trouble here, do you think, you know, the guidance is more on the conservative side and maybe how much of that international expansion body and MNA is not being priced in going forward?

Carl Daikeler

You know, look, you’re exactly right. I can’t get into trouble. I think that, you know, it’s our job to deliver numbers that represent what we--the facts. Okay? So we run the business what I call on an empirical model. We take evidence of what we’ve done in the past, you know, four years and to look at how that--how our current initiatives scale those--that--that experience. But so I believe that’s reflected in what our--the forecast that you mentioned. But it’s my job as CEO to, you know, I’m not running this like a bank. I’m running this like a growth company.

So it’s my job to look for ways to exceed that. Now that also introduces risk into the model because I’ve got to take some chances. But I’m taking those chances based on two decades of experience. I’m taking those chances based on seeing what demand--for the first time in our company history we’ve actually got visibility to what the subscriber wants, what the prospective customer wants. We’re getting that feedback. We’re seeing it in their behaviors every single day.

So now more than ever when we create new content like we are here and in fact I think they’re gonna kick me off the set in a minute so that they can shoot, this content’s being created based on the demand that we’re seeing from our subscribers. So do I think we can exceed our numbers? If I didn’t, I’m the wrong CEO and I should be run out. But am I promising we will beat those numbers? Absolutely not, because a lot of things have to line up.

I will say that Beachbody On Demand Interactive and the way that can support getting people involved in also a nutrition subscription and our supplements and the Myx bike, I mean, this database, this foundation for growth, imagine. I’ve got 2.7 million people who have said I love Beachbody, I love Openfit, I love what you guys do, you’re getting me results. Oh, you’ve got a commercial grade bike now that’s $600 less than a Peloton?

That is an outrageously fertile foundation on which to grow. And I--so, of course I believe there’s upside in this. But right now my job is to make sure I hit these numbers so that the marketplace sees that we’ve got a responsible company that is run with discipline but also run with a mindset for growth.

Money Mitch

Alright. I’m gonna go ahead and jump in here now. One of the things you were just talking about it. I mean, we had a 29 per month subscription cost on that bike. How do you feel? Do you feel that this price is gonna kind of stay in the same area? I know that we had mentions in the chat, you know, there’s different programs now. Which program gives us--is there one overall program that gives us access to it all? Is there an all-inclusive program?

Carl Daikeler

Yeah, there will be. And we’re working out that pricing. Obviously the merger’s not complete yet. So we’ve gotta bring Myx into the ecosystem. But we’re looking at multiple ways to do it. So of course there will be an all inclusive price per year that people can get that. And again, it will represent a really great value and it’s going to serve the customer so that they make this commitment to fitness.

Obviously once you invest in a bike it only makes sense to make sure you’ve got the right content whether it’s the Beachbody On Demand content or the Openfit content. You’ll have your choice which or both to have on that touchscreen. The touchscreen is a swivel screen on that bike so when--so let’s say you elect to subscribe to Beachbody On Demand and BOD Interactive on that bike. You get to turn the screen to get access to all 87 of our programs at the same time so you can do it right next to the bike.

This becomes your in-home fitness studio if you will. That screen is now your home base and when you get done the workout and you’re like, you know what? I didn’t have enough gas for that one and you got one touch, boom, you can hit the button and order some pre-workout. Or you don’t wanna be sore the next day, you realize that you pushed it really hard, boy you should have a recovery formula. Boom. Hit the button, one touch and you’ll get a shipment of--a subscription to our after workout recovery formula.

These are the efficiencies that we get to bring into this overall ecosystem that we’ve built over all this time, which is why I think Beachbody is such a value investment. Because it’s not a startup. We’re not playing pretend and hoping that we’re gonna be successful here. This is, if I can be so arrogant to say, this is Apple coming out with its iPhone. Great company, great computers, great iPod, now they bring it all together and what an opportunity to be a part of this company as it puts it all together and goes public through this SPAC.

That’s what I’m so excited about and that’s why I think that bringing in the Myx bike is going to be such a catalyst for our growth.

Money Mitch

Alright. Now one of the areas that I wanted to check out is I was reading on the BOD and one of the things that I liked was the BOD groups. And I think the BOD groups is something that’s very important. You know, one of the things is with a digital kind of side of course we don’t get that same aspect of alright, we’re going to the gym with our friend. But we also wanna stay in contact with our friends and maybe some kind of responsibilities, some enthusiasm behind and motivation behind our workout.

I think one of the best things you can have is a partner like that. How does BOD groups play into this?

Carl Daikeler

Man, you did your homework, Mitch. I really appreciate that. Well, look--

Money Mitch

--Of course--

Carl Daikeler

--Look, we saw our customers were creating Facebook groups. Which is great but Facebook is constantly changing functionality, they can cancel groups if they want. So we said, you know what, we need to have this managed internally. So we created this thing called BOD groups. BOD is the fortunate acronym for Beachbody On Demand. So it’s a BOD group. And literally we have a half a million people participating in over 45,000 different groups. I personally have a group of 5,000 people who are working out with me through June first in my group.

And what we do is encourage each other to push play in the morning to do our fitness. And it’s not easy for anybody but we encourage each other and wanna make sure we show up. We encourage each other then to follow through with our nutrition plan throughout the day and we go in, you know, this is where you get the separation from your experience on other social media that’s got the pandemic and politics and pet photos. Here is fitness and accountability and holding people accountable to the goals that they said to the group that they wanted to achieve.

Some of our coaches call em(PH) fit parties. And BOD groups just launched a year ago. And to have a half a million people, 45,000 groups already using them is super powerful. And what’s really exciting about it is we see I think it’s around 30,000 invites to groups every single day. So to have our own social media component inside our ecosystem where people can track their activity, access our ecommerce, and access our content, I think that’s formidable and substantial. And we’re looking forward to taking that worldwide.

Money Mitch

So one of the things that I wanted to ask you a little bit about is, you know, do we have Cesar back there? It looks like he’s probably getting in a little workout there. I’m sure he’s probably finding--ready.

Carl Daikeler

I don’t know where he is. He was supposed to be warming up back here. He’s hiding or something. I know right know they’re all like, hey man, when can we shoot this workout? Or what?

Money Mitch

Yeah I know, I’m about to get my 45 minutes on. I’m coming over, Carl.

Carl Daikeler

See, there you go. You gotta come by. This thing is gonna be so good. I’m gonna be doing this. We launched this program in July. It’s about 13 weeks long so that--one quarter. But what’s so unique about it and what, you know, Amoila trains professional basketball players and has gotten great results. What he knows how to do particularly for a guy who’s 58 who doesn’t like to work out, that’s me, he knows how to activate your body so that you go into the workout feeling warmed up, feeling good, you’re not starting cold. But then you leave the workout after full 45 minutes and you’re not depleted. You’re not wiped out.

And this is what Beachbody does. We look for what’s missing in the catalogue or missing in the genre and then we tweak it, we manage it, and we make sure that we’re catering to what the subscriber wants. And look, there’s a lot of 58 year olds or 50 year olds out there who are looking for something where they don’t feel spent at the end of the workout. But we wanna know we left it all on the gym floor. Like, I wanna be intense but I don’t wanna be spent.

And that’s what Amoila’s creating. And I think this is gonna be a super popular program when it comes out. It will be a public company at the time that it comes out so it’s a very exciting time for us. But I’d love to have you in my group if you wanna be a part of it, Mitch.

Money Mitch

Sounds super exciting. I love how the idea of the workout goes into different cycles. That’s what I always figured out. When I did working out it was never about being in one kind of cycle. You always gotta go ahead and adapt. You’ll be at a point where your body is at that peak performance. That’s really when you wanna go ahead and push the bounds. But definitely I love the, you know, it’s an endless game here and there’s always something and a way to go ahead and increase your kind of performance.

I mean, whether it be kind of a speed game, a high weight game, slowing things down, and--

Carl Daikeler

--Well Mitch, Mitch, you get it. Like, this is what’s so great about the business model--

Money Mitch

--Mm-hm--

Carl Daikeler

--Equipment based companies, right? Companies who get the majority of their revenue from equipment sales, it’s very difficult for them to reinvent themselves. There’s not that many fitness companies that have been around for 20 years and I keep saying that but there’s a point to that. The reason that Beachbody has this stamina or this longevity is because we reinvent ourselves every single quarter with new content that people go oh, I never thought of that.

We just launched a program called Let’s Get Up with Shaun T. It’s a dance cardio program that actually has a thing at the end called a remix where you can basically post to TikTok or an Instagram reel. So it’s like fun dancing cardio for our subscribers. Now the next one is this functional fitness program. And then we’ll have BOD interactive coming in the fall.

So, like, this company for just two or three million dollars in investment in content, we get to recreate and reinvent and refresh ourselves constantly w here the equipment companies gotta find a new thing to lift or to run on or to pedal or whatever. We do it with content. We’re kind of the--that’s where I do think we really are like the Netflix or the Disney+ of fitness because we have the ability to serve subscribers and the majority of our revenue comes from that subscription model. That’s why it’s so scalable.

It’s cost effective, it’s colorful, and it’s constantly being reinvented. But I got to apologize. I promised these guys I would get out of their way. So I don’t know if you got anything else for me. I really appreciate your time on here today. But if we don’t get this thing shot I’m gonna--everybody’s gonna be stuck in holiday traffic and I’m not gonna be a very popular CEO.

Chris Katje

No, that’s perfect, Carl. We appreciate your time. You know, we look forward to following the progress and hopefully having you back on, you know, once this deal goes through. So for those of you out there viewing this, you know, Carl Daikeler, the CEO and founder of Beachbody. The company is going public with Forest Road Acquisition. That ticker is FRX.

Carl, thank you so much for joining us on SPACs attack today.

Carl Daikeler

Appreciate you guys’ time and appreciate your recognition of what Beachbody can be. I would love to come back on.

Chris Katje

Absolutely. And have a great workout. We look forward to seeing more about 645.

Money Mitch

Definitely.

Carl Daikeler

Awesome. You’re gonna love it. Thanks, guys.

Money Mitch

Appreciate it, Carl.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction among Forest Road Acquisition Corp. (“FRX”), The Beachbody Company Group, LLC (“Beachbody”) and Myx Fitness Holdings, LLC (“Myx”), including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, future financial condition and performance of Beachbody, Myx and expected financial impacts of the transaction (including future revenue, pro forma equity value and cash balance), the satisfaction of closing conditions to the transaction, the PIPE transaction, the level of redemptions of FRX’s public stockholders and the products and markets and expected future performance and market opportunities of Beachbody and Myx. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of FRX’s securities, (ii) the risk that the transaction may not be completed by FRX’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FRX, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of FRX, the satisfaction of the minimum trust account amount following any redemptions by FRX’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on Beachbody’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Beachbody or Myx, (ix) the outcome of any legal proceedings that may be instituted against Beachbody, Myx or against FRX related to the merger agreement or the proposed transaction, (x) the ability to maintain the listing of the securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Beachbody and Myx operate, variations in operating performance across competitors, changes in laws and regulations affecting the business of Beachbody and Myx and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement on Form S-4 (as amended, the “Registration Statement”) and other documents filed by FRX from time to time with the Securities and Exchange Commission (“SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beachbody, Myx and FRX assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. None of Beachbody, Myx or FRX gives any assurance that Beachbody, Myx or FRX, or the combined company, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

This communication relates to a proposed transaction among FRX, Beachbody and Myx. The Registration Statement was declared effective by the SEC. A definitive proxy statement/prospectus will be sent to all FRX stockholders. Before making any voting decision, stockholders of FRX are urged to read the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and stockholders are able to obtain free copies of the Registration Statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FRX through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

FRX and its directors, executive officers and advisors may be deemed participants in the solicitation of proxies from FRX’s stockholders with respect to the proposed transaction. A list of the names of those directors, executive officers and advisors and a description of their interests in the post-business combination company is contained in the Registration Statement, which was declared effective by the SEC on May 27, 2021 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Forest Road Acquisition Corp., 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Keith L. Horn. Additional information regarding the interests of such participants is contained in the definitive proxy statement/prospectus for the proposed transaction.

Beachbody, Myx and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of FRX in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction is included in the definitive proxy statement/prospectus for the proposed transaction.